UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of         August  , 2001
                 -----------------------------------------------

                         Frontline Ltd.
----------------------------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
----------------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                     No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated August 13, 2001.

Attached as Exhibit 2 is a copy of an announcement of the Company, dated August 14, 2001.












































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                            Exhibit 1

Frontline Ltd. Bermuda
Interim Report April - June 2001

-- Frontline reports second quarter EBITDA of $163.9 million and net income of $107.7 million.

--  Second quarter earnings per share  $1.40, Cashflow per share
    $1.80.

-- The Board declares $0.40 per share dividend for second quarter. Record date is 23 August 2001.

SECOND QUARTER AND SIX MONTH RESULTS

Frontline reports net income of $107.7 million in the second quarter of 2001. This compares with net income of $34.7 million in the second quarter of 2000. Earnings before interest, tax, depreciation, and amortisation (EBITDA) for the quarter, including earnings from associated companies were $163.9 million, compared with $77.6 million for the 2000 period. Included in EBITDA for the second quarter of 2001 is a gain on the sale of assets of $16.0 million, arising on the sale of two 1993-built VLCCs. The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $51,400, $36,500 and $33,400, respectively, (2000 - $36,100,
$27,700 and $26,800, respectively). Total operating costs and depreciation expense have increased due to fleet expansion. In addition, four vessels were drydocked in the second quarter.

Net other expenses for the quarter were $21.2 million (2000 - $22.3 million), a reduction due to the benefit of lower interest rates in the 2001 quarter. The strengthening of the Yen against the US Dollar in the second quarter of 2001 has resulted in the Company recording an unrealised foreign currency exchange loss of $3.4 million primarily relating to the revaluation of Yen debt in certain Golden Ocean subsidiaries. For the 2001 year to date there is an unrealised foreign currency gain of $19.0 million. There is a similar foreign currency impact on the share of results from associated companies.

On 13 August 2001 the Board has declared a dividend of $0.40 per share for second quarter. The record date for the dividend is 23
August 2001, and ex dividend date is 21 August 2001. The dividend is to be paid on or about 5 September 2001.





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


Basic earnings per share for the quarter were $1.40 (2000 -
$0.49). Cashflow per share for the quarter was $1.80, compared with $0.78 for the same quarter in 2000.

For the first six months of 2001, the Company earned net income of $265.5 million (2000 - net income of $35.7 million) and EBITDA of $356.6 million (2000 - $118.8 million). The average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $56,600, $39,800 and $36,500 respectively.

Net other expenses for the first half of 2001 were $47.6 million
(2000 - $42.5 million). Earnings per share for the 2001 year to date were $3.45 (2000 - $0.53) and cashflow per share was $4.23
(2000 - $1.13).

THE MARKET

Tanker rates for the second quarter were healthy, albeit on a falling trend which continued into the third quarter. The rate decline is mainly explained by a reduced demand growth as a result of a combination of seasonally lower consumption and a slowdown in world economy. In addition market psychology, influenced by OPEC quota cuts and temporary halts to Iraqi exports, has led weaker tanker owners to accept lower rates than actually motivated by the supply and demand balance for tankers. The crude tanker fleet has been level through the first half of the year and newbuilding deliveries have been matched by scrapping of older vessels in the first part of the year. 20 VLCCs and 12 Suezmaxes have been delivered and 21VLCCs and 15 Suezmaxes have been scrapped or otherwise removed from trading so far in 2001.

CORPORATE AND OTHER MATTERS

Frontline's wholly-owned subsidiary, Golden Ocean, agreed in May 2001 to a settlement with certain parties in order to acquire five VLCCs over which Golden Ocean had purchase options. In May and June, the Company took delivery of three of these VLCCs. One of these VLCCs is on time charter to Arcadia until mid 2002 at a TCE of approximately $40,000 per day. The other two vessels have been employed in the Tankers International Pool. In mid July the fourth VLCC was delivered to the Company and is trading under a market related bareboat charter to Shell.

In April 2001, the previously announced sales of the 1993-built
VLCCs, Front Tarim and Front Tartar were concluded and the vessels delivered to the buyer.




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


In June 2001, the Company announced the acquisition of four new double-hulled VLCCs from Bergesen D.Y. ASA in a joint venture together with Overseas Shipholding Group, Inc. and Euronav Luxembourg S.A. Two of the vessels are newbuildings scheduled for delivery in February and July 2002. The other two vessels, built in 2001, were delivered to the joint venture in July 2001 and are employed in the Tankers International Pool. Frontline, OSG and Euronav have also entered into an agreement with Bergesen to acquire a further two 2000 built VLCCs subject to existing charterers' approval.

In April 2001, the Company made an offer for the outstanding shares of Mosvold Shipping Ltd. ("Mosvold") and by the end of May 2001 had acquired over 97 per cent of Mosvold. On July 25, 2001 Frontline announced its intention to exercise its right of compulsory acquisition of the remaining outstanding shares in Mosvold. Mosvold has three VLCC newbuilding contracts with deliveries scheduled for November 2001, August 2002 and July 2003. In addition, Mosvold had two 1974-built VLCCs, one of which was subsequently sold in July 2001.

During the second quarter of 2001 the Company issued a total of 293,361 shares in connection with the exercise of warrants and employee share options. The remaining warrants were due to elapse on 11 May 2001. The Company acquired 20,650,619 warrants in the final days, while 1,101,721 warrants expired. The Company has currently no warrants outstanding. The Company also bought back and cancelled a total of 300,000 of its own shares, pursuant to a current Board authority to acquire up to 7,500,000 shares. At June 30, 2001, 76,912,566 shares were outstanding and the weighted average number of shares outstanding for the quarter was 76,943,910 (as at June 30, 2000, 78,769,360 and for the quarter then ended - 71,434,745).

On August 3, 2001, the Company delisted its American Depositary Receipts ("ADRs") from the Nasdaq National Market and ADRs transmitted to the Company's Exchange Agent by that date were converted to ordinary shares. On August 6, 2001 the Company's ordinary shares were listed and began trading on the New York Stock Exchange. Holders of ADRs that were not converted by August 3, 2001 are directed to contact the Bank of New York, Depositary of the ADR Program, if they wish to convert their ADRs to ordinary shares that can be traded on the New York Stock Exchange.

Frontline's subsidiary, ICB Shipping AB, has received a negative judgement in an ongoing Swedish legal case. The judgement, which is SEK 92 million (approximately $8.2 million), is related to the



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


tax treatment of certain transactions carried through by ICB in 1990. The former Board of ICB has earlier stated with support by legal opinions, that there is no basis for this tax claim. Frontline will on this basis vigorously fight the case and has decided to appeal it. No accounting set off for the case will be made before the result of the appeal becomes clear.

OUTLOOK

The Board expects the current lower rates will continue at least through August but that the tanker market will strengthen considerably in the autumn and winter. OPEC has advised that it will consider further quota reductions in September. In second half of 2000 OPEC produced on average 28.8 million barrels per day. If the quota reduction becomes effective in September and lasts through the year the average production for second half 2001 will be approximately 26.5 million barrels. The worldwide storage as of 30 June was estimated to be only 127 million barrels higher than a year ago. Based on these numbers it is likely that the OPEC production will have to be increased again in the latter part of the year. We believe that the balance between supply and demand in the tanker market requires only a relatively modest increase in transportation requirements to create room for a substantial increase in tanker rates.

The Company is likely to continue its buyback of shares under its current authorisation. In addition to the buyback the Board will seek to establish dividend payment on a regular basis. Through a high regular payout ratio the Board expects to broaden the investment communities' interest in cyclical shipping shares.

The Company expects that net income before currency effects and sales profit will decline in third quarter due to lower rates earned by both VLCCs and Suezmaxes. Third quarter results will include the gain on the sale of the vessel Front Archer.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.



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



Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 13, 2001
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:
Kate Blankenship, CAO, Frontline Ltd.
+1 441 295 6935

Ola Lorentzon, Managing Director, Frontline Management AS
+47 23 11 40 00

Tom E. Jebsen: CFO Frontline Management AS
+47 23 11 40 00




















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


        FRONTLINE GROUP SECOND QUARTER REPORT (UNAUDITED)

2000        20001   INCOME STATEMENT          2001       2000       2000
Apr-June  Apr-June  (in thousands of $)       Jan-Jun    Jan-June   Jan-Dec
                                                                    (audited)

108,951   195,206   Net operating revenues    417,298    178,096    599,944
-          16,008   Gain from sale of
                    assets                     16,725        463      1,160
 21,245    33,148   Ship operating expenses    59,225     40,017     88,455
  8,453    10,508   Charterhire expenses       21,055     16,634     34,351
  3,005     5,961   Administrative expenses     9,456      5,208      9,326
 76,248   161,597   Operating income before
                    depreciation and
                    amortisation              344,287    116,700    468,972
 21,041    30,610   Depreciation and
                    amortisation               59,933     40,730     92,880
 55,207   130,987   Operating income after
                    depreciation and
                    amortisation              284,354     75,970    376,092
    804     3,301   Interest income             7,893      1,501      6,858
(23,131)  (24,528)  Interest expense          (51,297)   (43,835)   (96,174)
  1,374     2,352   Share of results from
                    associated companies       12,312      2,067     12,817
     33        29   Other financial items      (4,186)      (181)      (248)
    380    (3,355)  Foreign currency exchange
                    gain (loss)                18,966        159     14,563
 34,667   108,786   Income before taxes and
                    minority interest         268,042     35,681    313,908
      -    (1,095)  Minority interest          (2,526)         -          -
      -         -   Taxes                           -          -         41
 34,667   107,691   Net income                265,516     35,681    313,867
  $0.49     $1.40   Earnings per Share ($)      $3.45      $0.53      $4.28

                    Income on timecharter
                    basis ($ per day per
                    ship)*
 36,100    51,400   VLCC                       56,600     29,000     46,300
 27,700    36,500   Suezmax                    39,800     24,300     35,500
 26,800    33,400   Suezmax OBO                36,500     22,800     33,300

    * Basis = Calendar days minus off-hire. Figures after deduction of broker commission








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


BALANCE SHEET                                 2001       2000       2000
(in thousands of $)                           June 30    June 30    Dec 31
                                                                    (audited)

ASSETS
Short term
Cash and cash equivalents                     135,947    106,939    116,094
Marketable securities                             947     17,116      4,045
Other current assets                          118,956     89,201    172,840
Long term
Newbuildings and vessel purchase
  options                                     105,988          -     36,326
Vessel and equipment, net                   2,573,160  1,800,842  2,363,308
Investment in associated companies             39,995      6,783     27,361
Goodwill                                       11,285     11,857     12,785
Deferred charges and other
  long-term assets                             40,132     18,819     46,628
Total assets                                3,026,410  2,051,557  2,779,387

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt              245,794    131,379    212,767
Other current liabilities                      74,280     46,271     77,623
Long term
Long term interest bearing debt             1,395,391  1,091,065  1,331,372
Other long term liabilities                   123,429     20,611    123,665
Minority interest                               9,748      4,372      4,470
Stockholders' equity                        1,177,768    757,859  1,029,490
Total liabilities and
   stockholders' equity                     3,026,410  2,051,557  2,779,387





















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


               UNAUDITED SIX MONTHS SUPPLEMENTARY INFORMATION

SELECTED FINANCIAL DATA                                 Frontline  Golden
(in thousands of $)                                                Ocean
                                                        Jan-Jun    Jan-Jun
                                                        2001       2001

Net operating revenues                                   373,923     43,375
Operating income before depreciation and amortisation    313,142     31,145
Depreciation and amortisation                             49,936     10,691
Operating income after depreciation and amortisation     263,206     20,454
Interest income                                            9,067      1,245
Interest expense                                         (42,666)   (11,050)
Share of results from associated companies                 2,229     10,083
Other financial items                                     (4,186)         -
Foreign currency exchange gain (loss)                       (751)    19,717
Income before taxes and minority interest                226,898     40,449

Total current assets                                     243,786     12,064
Vessels and equipment (including options and
  vessels under capital lease)                         2,221,573    457,575
Total assets                                           2,562,700    531,353
Total current liabilities                                279,425     44,263
Total liabilities                                      1,154,239    414,568
Total stockholders' equity                             1,119,288     72,522


























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


                            Exhibit 2


Frontline Ltd.: Presentation of second quarter 2001 results

Frontline will hold separate presentation and teleconference on Wednesday 15 August 2001 as follows:

1.  Presentation

A presentation will take place in Oslo at Grev Wedels Plass 9
(Fearnley bygget) first floor at 08:30 A.M. If you wish to attend please confirm to Mrs Bente Thommessen or Mrs Kristin Opdan at
+47 23 11 4000.

2.  Teleconference

A conference call will be held at 04:00 P.M. European Standard
Time. The presentation will be available from Wednesday morning at www.frontline.bm - click "Investor Relations" -
"Presentations" - "Presentation of 2nd Quarter 2001, August 14,
2001".

To listen you may do one of the following:

    A.   Go back to "Investor relations" and click on the link
         "Conference call" OR

    B. Call at +47 23 00 04 00 (from Norway you may call free of charge at 800 801 19), tell the operator you wish to participate in the Frontline conference call.

There will be a Q&A session after the presentation. Information on how to question will be given at the beginning of the call.

If you are not able to participate at the time of the call but wish to listen to a replay, this will be possible either on our web site or by:

dial +47 22 33 11 13
accountno: 1114 followed by # (pound-sign) press 1 conferenceno: 114 followed by # (pound-sign) press 1 to play


Kind regards
Inger M. Klemp





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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                 Frontline Ltd.
                                 --------------------------
                                 (Registrant)




Date     August 17, 2001         By  /s/ Kate Blankenship
                                 ---------------------------
                                 Kate Blankenship
                                 Secretary
































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02089009.AG6